Exhibit 12(b)

Xerox Corporation
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
Nine Months Ended September 30

The ratio of earnings to combined fixed charges and preferred stock dividends are determined using the following applicable factors:

Earnings available for fixed charges are calculated first, by determining the sum of: (a) income (loss) from continuing operations before income taxes, (b) distributed equity income, (c) fixed charges, as defined below and (d) amortization of capitalized interest, if any.

Fixed charges are calculated as the sum of (a) interest costs (both expensed and capitalized), (b) amortization of debt expense and discount or premium relating to any indebtedness and (c) that portion of rental expense that is representative of the interest factor.

Preferred stock dividends used in the ratio of earnings to combined fixed charges and preferred stock dividends consist of the amount of pre-tax earnings required to cover dividends paid on our Series B convertible preferred stock and our Series C mandatory convertible preferred stock.

	Nine Months Ended September 30,
(In millions)	2009	2008

Fixed charges:
Interest expense	$392	$424
Capitalized Interest	7	8
Portion of rental expense which represents interest factor	68	68

Total fixed charges before preferred stock dividends pre-tax income requirements	467	500
Preferred stock dividends pre-tax income requirements	—	—

Total combined fixed charges and preferred stock dividends	$467	$500

Earnings available for fixed charges:
Pre-tax income (loss)	$433	$(8)
Add: Distributed equity income of affiliated companies	8	32
Add: fixed charges before preferred stock dividends	467	500
Less: Capitalized Interest	(7)	(8)
Less: Net income attributable to noncontrolling interests	(20)	(27)

Total earnings available for fixed charges and preferred stock dividends	$881	489

Ratio of earnings to combined fixed charges and preferred stock dividends	1.89	*

*	Earnings for the nine months ended September 30, 2008 were inadequate to cover fixed charges by $11.